Exhibit 1

FOR IMMEDIATE RELEASE	12 SEPTEMBER 2013

WPP PLC (“WPP”)

Ogilvy & Mather agrees to acquire majority stake in PennyWise, a leading digital technology and production company in India

WPP announces that its wholly owned operating company Ogilvy & Mather has agreed to acquire a majority stake in PennyWise Solutions Pvt. Ltd. (“PennyWise”), one of India’s leading digital technology and production companies.

Founded in 2003 and based in Hyderabad, PennyWise offers a wide range of digital services, including custom application development, mobile application development, SEO, digital listening, online consumer response management systems, data analytics and business intelligence, network support and infrastructure management services.

PennyWise employs more than 140 people. The agency had unaudited revenues of INR 119.2 million, for the year ending March 2013, and gross assets of INR 68.3 million, at the same date. PennyWise clients include Vodafone India, Johnson & Johnson, and LIN Digital.

The deal advances Ogilvy & Mather’s digital strategy in Asia Pacific, aligning its existing excellence in digital strategy and creative with the technical and production strengths of PennyWise.

This investment marks a further step towards WPP’s declared goal of developing its networks in fast-growth and important markets and sectors. In 2012, WPP’s revenues in the fast growing economies of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, were 30% of total Group revenues of US$16.5 billion, or US$5 billion.

Collectively, the Group, including associates, employs more than 47,000 people in the Asia Pacific region, generating revenues of US$5 billion. In India, WPP companies collectively employ over 12,000 people, including associates, with revenues of US$500 million.

WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues. WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45% each, over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204